Name of Registrant CASI Pharmaceuticals, Inc.
Name of persons relying on exemption: California Public Employees Retirement System (CalPERS)
Address of persons relying on exemption: 400 Q Street, Sacramento, CA  95811

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

June 1, 2021

Dear CASI Pharmaceuticals, Inc. Shareowner:

Vote AGAINST Re-election of Director Nominee Wei-Wu He

At the June 15, 2021 CASI Pharmaceuticals, Inc. Annual General Meeting CalPERS will be voting AGAINST Board Chair Wei-Wu He who is standing for re-election at the company’s 2021 Annual General Meeting. As of record date April 20, 2021, CalPERS owned approximately 62,000 shares of CASI Pharmaceuticals, Inc. common stock. As a long-term shareowner of the company, we believe Board Chair Wei-Wu He has demonstrated a lack of responsiveness on requests to address board composition related to diversity.

CalPERS Governance & Sustainability Principles Advocate for Board Diversity

Consistent with the CalPERS Governance & Sustainability Principles1 we believe the board should facilitate a process that ensures a thorough understanding of the diverse characteristics necessary to effectively oversee management's execution of a long-term business strategy. Specifically, board diversity should be thought of in terms of skill sets, gender, age, nationality, race, sexual orientation, gender identity, and historically under-represented groups. Consideration should go beyond the traditional notion of diversity to include a more broad range of experience, thoughts, perspectives, and competencies to help enable effective board leadership.

Growing Evidence Diversity is Good for Business Performance

The 2020 McKinsey & Co. study, “Diversity wins: How inclusion matters”, shows that companies in the top-quartile for gender diversity on executive teams were 25% more likely to have above-average profitability than companies in the fourth quartile – up from 21% in 2017 and 15% in 2014. For ethnic/cultural diversity, in 2019, top-quartile companies were 36% more likely to outperform on profitability than those in the fourth quartile.2

Hold Board Chair Accountable for Not Engaging with Shareholders

CalPERS believes Board Chair Wei-Wu He participates in the consideration of director nominees and can play a major role in identifying and recruiting diverse qualified directors in the selection process. We believe he should be held accountable for a lack of responsiveness to shareowner engagement surrounding board diversity. Shareowner engagement can strengthen the oversight of companies and be beneficial for the company and its shareowners.

1 California Public Employees’ Retirement System Governance & Sustainability Principles
https://www.calpers.ca.gov/docs/forms-publications/governance-and-sustainability-principles.pdf

2 McKinsey & Company, “Diversity wins: How inclusion matters” by Sundiatu Dixon-Fyle, Kevin Dolan, Vivian Hunt, and Sara Prince, May 2020.
https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-wins-how-inclusion-matters#

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card.

Governance Concerns at CASI Pharmaceuticals, Inc.

In addition to our request to vote AGAINST Wei-Wu He, we would like to highlight the following governance concerns at the company:
•	Non-responsiveness to CalPERS’ requests to engage the company regarding improving its board diversity
•	Has a classified board
•	Board does not have a nominating committee
•	Has a combined Chair/CEO
•	Has plurality vote standard for uncontested director elections
•	Compensation concerns
•	Does not allow proxy access

Accountability Concerns at CASI Pharmaceuticals, Inc. – Vote AGAINST Re-election of Wei-Wu He

We believe Board Chair Wei-Wu He should be held accountable for demonstrating a lack of board responsiveness to shareowners’ concerns and engagement efforts on board diversity issues. Please vote AGAINST the re-election of Board Chair Wei-Wu He at the June 15, 2021 Annual General Meeting.

Should you have any questions please feel free to contact Todd Mattley, CalPERS Associate Investment Manager, at Engagements@calpers.ca.gov.

Thank you for your support.

Sincerely,

Simiso Nzima
Investment Director, Global Equity
CalPERS Investment Office

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card.
CalPERS Public Employees’ Retirement System Shareowner Alert